Chromocell Therapeutics Corporation
4400 Route 9 South, Suite 1000
Freehold, NJ 07728

September 1, 2023

Via EDGAR

Doris Stacey Gama and Jason Drory

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Re:	Chromocell Therapeutics Corporation Amendment No. 3 to Registration Statement on Form S-1 Filed June 30, 2023 File No. 333-269188

Dear Madam and Sir:

This correspondence responds to the letter, dated July 10, 2023, received from the staff of the Securities and Exchange Commission (the “Staff”) regarding the abovementioned Amendment No. 3 to Registration Statement on Form S-1 filed on June 30, 2023 by Chromocell Therapeutics Corporation (the “Company”, “we”, “us” or “our”). For convenience, the Staff’s comments are restated below in bold text, with each comment followed by our response. We are concurrently filing with this letter Amendment No. 5 to Registration Statement on Form S-1 (“Amendment No. 5”). Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in Amendment No. 5.

Amendment No. 3 to Registration Statement on Form S-1 filed June 30, 2023

Recent Developments, page 1

1.	We note the liquidation preference on your Series B preferred stock. Please include a summary risk factor disclosure, and a full risk factor, addressing the material risks to your common stockholders associated with the liquidation preference on the preferred stock, including that the liquidation preference could have the effect of preventing your common stockholders from receiving any proceeds in the event your company is liquidated. In addition, please revise your risk factors and similar statements throughout your filing to acknowledge that your Series B preferred stock is entitled to an 10% annual dividend.

Response: In response to the Staff’s comment, we have revised the disclosure regarding Series B Preferred Stock throughout Amendment No. 5 accordingly.

If you have any questions or require additional information, please contact the Company’s counsel, David E. Danovitch at (212) 660-3060 or at ddanovitch@sullivanlaw.com or Aaron M. Schleicher at (212) 660-3034 or at aschleicher@sullivanlaw.com, of Sullivan & Worcester LLP.

Sincerely,

Chromocell Therapeutics Corporation

By:	/s/ Francis Knuettel II
Francis Knuettel II
Interim Chief Executive Officer and Chief Financial Officer

cc:	Kristin Lochhead and Daniel Gordon, Securities and Exchange Commission
David E. Danovitch, Esq., Sullivan & Worcester LLP
Aaron M. Schleicher, Esq., Sullivan & Worcester LLP